November 12, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Energy Inc.
Draft Registration Statement on Form S-1
Submitted October 3, 2013
CIK No. 1588238

Ladies and Gentlemen:

Set forth below are the responses of Rice Energy Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2013, with respect to Draft Registration Statement on Form S-1, CIK No. 1588238, submitted to the Commission on October 3, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. We are also concurrently providing certain information responsive to Comments 2, 4, 8, 20, 21 and 42 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to pages numbers and captions correspond to the text of the Staff’s comment or Submission No. 2, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

171 Hillpointe Drive Suite 301    Canonsburg, PA 15317    Office: 724.746.6720    Fax: 724.746.6725    www.riceenergy.com

Securities and Exchange Commission

November 12, 2013

General

1.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our initial public offering have confirmed to us that they have not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

Presentation of Financial and Operating Data, page ii

2.     We note you have presented consolidated financial statements for Countrywide Energy Services as of and for the period ended December 31, 2011 and as of and for the year ended December 31, 2012 starting on page F-59 pursuant to Rule 3-09 of Regulation S-X. Please tell us why you have not also provided financial statements and related notes for your equity method investment in the Marcellus joint venture pursuant to Rule 3-09, rather than limiting your presentation to only condensed financial information per page F-20. If your reason was based on the conclusion that your investment in the Marcellus joint venture did not meet the 20% significance tests for either 2011 or 2012, please provide the test analysis supporting your conclusion.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that we have not provided financial statements and related notes for our equity method investment in the Marcellus joint venture because we concluded that such investment did not meet the 20% significance tests for either 2011 or 2012. Please see Annex A to the Supplemental Letter for the test analysis supporting our conclusion.

Securities and Exchange Commission

November 12, 2013

Prospectus Summary, page 1 Our Company, page 1

3.     Revise the table on page 3 to provide a cross-reference to the disclosure on page 97 regarding “Gross Identified Drilling Locations.”

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that footnote (1) to the table on page 3 of Submission No. 2 contains a cross reference to the disclosure on page 97 of Submission No. 2 regarding “Gross Identified Drilling Locations.”

Business Strategies, page 4

4.     You disclose on pages 4 and 91 that “[you] believe [y]our ability to transition from exploration drilling to development drilling in the Marcellus Shale was accomplished with less capital invested than [y]our peers” and that you are “a low cost per Mcf leader in the Marcellus Shale.” Please provide copies of internal or third-party reports or studies that support this statement. Please mark your furnished support or provide page references in your response to the sections you rely upon for this statement.

RESPONSE:

We acknowledge the Staff’s comment and we have provided support in Annex B to the Supplemental Letter relating to the disclosure included on pages 4 and 91 of Submission No. 2. We have marked the information in Annex B to highlight the relevant information that supports such disclosure.

Competitive Strengths, page 5

5.     You state on page 6 that your management team possesses extensive oil and natural gas acquisition, exploration and development expertise in shale plays. Please revise to provide a cross-reference to your disclosure regarding the business experience of your management.

RESPONSE:

We have revised the disclosure on pages 6 and 93 of Submission No. 2 to include a cross-reference to our disclosure regarding the business experience of our management on pages 109-111 of Submission No. 2.

Securities and Exchange Commission

November 12, 2013

6.     You state that your management team has a significant indirect economic interest in you through their ownership of incentive units in your principal stockholders. Please revise your disclosure in this section to describe the nature of such incentive units and to identify such principal stockholders.

RESPONSE:

We have revised the disclosure to describe the nature of the incentive units and to identify such principal stockholders. In addition, we have added a cross-reference to the description of the incentive units on page 116 of Submission No. 2. Please see pages 6 and 93 of Submission No. 2.

Emerging Growth Company Status, page 9

7.     We note your disclosure that you “intend to” irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act. Please revise to more clearly state your election under Section 107(b) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available at: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

RESPONSE:

We have revised the disclosure on page 10 of Submission No. 2 to clearly state that we have opted out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Summary Historical Consolidated and Unaudited Pro Forma Financial Data Non-GAAP Financial Measures, page 15

8.     Provide us, as supplemental information, a reconciliation of amounts appearing on the line item “net cash receipts (payments) on settled derivative instruments” to amounts reported in your statements of cash flows. Separately, tell us whether you paid any premiums in connection with the acquisition or modification of derivative instruments during any of the periods for which you have provided financial statements.

RESPONSE:

We acknowledge the Staff’s comment and we have provided as Annex C to the Supplemental Letter a reconciliation of amounts appearing on the line item “net cash receipts (payments) on settled derivative instruments” to amounts reported in our statements of cash flows. We believe that the manner in which our statement of cash flows is presented is not materially misstated because all of the related derivative activities are included within operating cash flows. In addition, we confirm that we have not paid any premiums in connection with the acquisition or modification of derivative instruments during any of the periods for which we have provided financial statements.

Securities and Exchange Commission

November 12, 2013

Our development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms..., page 21

9.     You state that “We expect to fund our remaining 2013 capital expenditures with cash generated by operations, borrowings under our revolving credit facility and possibly through asset sales.” Please expand your disclosure here and within your discussion of ‘Capital Resources and Liquidity’ on page 72 to discuss your plans regarding possible asset sales.

RESPONSE:

We have revised the disclosure on page 22 of Submission No. 2 to remove the reference to possible asset sales as a means of funding our remaining 2013 capital expenditures. Although we continuously monitor opportunities to dispose of certain non-core assets, we believe that our remaining 2013 capital expenditure budget can be funded through cash generated by operations and borrowings under our revolving credit facility.

Neither we nor our joint venture partner have control..., page 24

10.   We note your disclosure regarding the right to cause all of the equity interests in your Marcellus joint venture to be marketed for sale for a minimum price in excess of a contractually specified minimum amount. Please disclose such amount, or tell us why you do not believe that such information is material.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that, because we believe the value of the equity interests in our Marcellus joint venture are currently well in excess of the contractually specified minimum amount, this provision does not mitigate the overall risk associated with a potential forced marketing of our Marcellus joint venture. As such, we have removed the reference to a minimum price at which our Marcellus joint venture may be marketed for sale. Please see pages 25 and 126 of Submission No. 2.

We are required to pay fees to our service providers based on minimum volumes regardless of actual volume throughput, page 26

11.   We note you have various gas transportation service agreements for 2014, 2015 and 2016, each with minimum volume delivery commitments. Expand your disclosure to discuss your current production volumes, and, given your current exploration and development plan, whether you expect future natural gas volumes will be sufficient to meet the minimum requirements under your gas transportation service agreements.

RESPONSE:

We have revised the disclosure on page 27 of Submission No. 2 to state that we expect future natural gas volumes will be sufficient to satisfy the minimum requirements under our gas transportation services agreements based on our current production and our exploration and development plan. In addition, we have disclosed that, for the three months ended September 30, 2013, our average daily production was 100 MMcf/d (or 190,000 MMBtu/d).

Securities and Exchange Commission

November 12, 2013

Risks Related to the Offering and our Class A common stock, page 43

Our principal stockholders will collectively hold a substantial majority..., page 46

12.   You disclose in the last paragraph on page 46 that “Natural Gas Partners and investees of affiliates of Daniel J. Rice III may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.” You also disclose on page 123 that “[u]nder the Amended RDB LLC Agreement, the members have agreed that Rice Holdings, NGP Holdings and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.” Please provide a separate risk factor regarding these risks.

RESPONSE:

We have revised our disclosure to include a separate risk factor regarding these risks. Please see page 47 of Submission No. 2.

Use of Proceeds, page 54

13.   We note your disclosure regarding your anticipated use of a portion of the proceeds from this offering for “general corporate purposes, including to fund [y]our exploration and development program.” Please revise to provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K.

RESPONSE:

We have revised the disclosure to provide detail regarding each intended use of the proceeds from this offering in tabular format. Please see page 53 of Submission No. 2.

Securities and Exchange Commission

November 12, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 67

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

14.   On pages 66-67, you highlight aspects of your financial and operating results for the six months ended June 30, 2013. Please balance your disclosure by providing similar information for the year ended December 31, 2012.

RESPONSE:

We have revised the disclosure on page 68 of Submission No. 2 accordingly.

15.   You disclose on page 70 that the $14.8 million increase in equity income was primarily a result of results of operations at your Marcellus joint venture and that the largest components of the increased income was “an increase of $10.5 million in operating income attributable to higher production volumes as well as unrealized gains associated with [y]our Marcellus joint venture’s hedging program.” Please revise to quantify the impact of each individual driver so as to enable investors to better understand your performance. Please also enhance your disclosure to explain why the Marcellus joint venture had higher production volumes. Please see Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

We have revised the disclosure on page 68 of Submission No. 2 accordingly.

Capital Resources and Liquidity, page 72

16.   We note your disclosure in your prospectus regarding your drilling plans for 2014. To the extent known, please enhance your disclosure to provide your capital budget for 2014. Please see Item 303(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that our capital budget for 2014 has not yet been approved. We will provide disclosure regarding our drilling plans and capital budget for 2014 in a subsequent filing of the Registration Statement, and we acknowledge that the Staff will need sufficient time to review such revised disclosure.

Securities and Exchange Commission

November 12, 2013

Convertible Debentures and Warrants, page 75

17.   Please disclose all material terms of the “put premium” referenced in note (2) to your table of contractual obligations at page 78.

RESPONSE:

We have revised the disclosure on page 77 of Submission No. 2 accordingly.

Business, page 84 Reserve Data, page 93

18.   Within the table of proved reserves on page 94 you present a measure of PV-10. Please tell us what consideration you have given to disclosing, here or elsewhere in your filing, the standardized measure on a pro forma basis adjusted for your change in tax status to a C corporation.

RESPONSE:

We have included on pages 94-95 of Submission No. 2 an estimation of the impact of future income taxes on the standardized measures of us and our Marcellus joint venture as of December 31, 2012.

19.   Please expand the disclosure under the section “Reserves Data” to include a discussion of your proved reserves estimation methodology. As part of your discussion, please explain how the various metrics shown on page 89 relate to your estimation of proved developed producing reserves and support the statement on page 87 that your recoveries exist over a narrow and predicable band. Also please include as part of your expanded disclosure an explanation of the methodology used in estimating your proved developed nonproducing and proved undeveloped reserves and the range of EURs per 1000’ of lateral assigned.

RESPONSE:

We have revised the disclosure on pages 89 and 96 of Submission No. 2 to expand the disclosure regarding our proved reserves estimation methodology, including an explanation with respect to how the various metrics shown on page 89 relate to our estimation of proved developed producing reserves and the methodology used in estimating our proved developed nonproducing and proved undeveloped reserves and the range of EURs per 1000’ of lateral assigned. With respect to the statement on page 86 regarding the belief that our recoveries exist over a narrow and predictable band, we have revised such disclosure to state that to “[w]e have experienced virtually no geologic complexity in our drilling activities through October 1, 2013, which has resulted in a fairly predictable band of expected recoveries per 1,000 feet of lateral length on our wells.” Please see page 86 of Submission No. 2.

Securities and Exchange Commission

November 12, 2013

Proved Undeveloped Reserves, page 95

20.   Please expand your disclosure here or in an appropriate place elsewhere in your filing such as page 3 to indicate the total number of proved undeveloped locations to be drilled as of December 31, 2012. Also provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2012. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

RESPONSE:

We have revised the disclosure on page 95 of Submission No. 2 to disclose the total number of gross identified drilling locations attributable to proved undeveloped reserves of us and our Marcellus joint venture as of September 30, 2013. In addition, we have supplementally provided the Staff with the requested schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all proved undeveloped reserves disclosed as of December 31, 2012 and September 30, 2013. Please see Annex D to the Supplemental Letter.

On an annual basis, our management prepares a five-year capital budget for presentation to our board of directors. Such five-year capital budget gives effect to, among other things, capital allocation requirements for the development of proved undeveloped locations. While the board of directors ultimately authorizes only the capital budget associated with the first year of the five-year capital budget, all of our proved undeveloped locations in the annual schedule included as Annex D to the Supplemental Letter are part of the five-year capital budget prepared by management and presented to our board of directors in connection with the 2013 capital budget approval process. In addition, based on our capital budget, we anticipate that all of our proved undeveloped drilling locations will be drilled within five years of initial booking.

The same budget process applies with respect to the preparation of the capital budget of our Marcellus joint venture, and all of the proved undeveloped locations of our Marcellus joint venture in the annual schedule included as Annex D to the Supplemental Letter are part of the five-year capital budget prepared by management and presented to the board of managers of the Marcellus joint venture in connection with the 2013 capital budget approval process.

Securities and Exchange Commission

November 12, 2013

21.   Please provide us with:

•     A one-line summary in spread sheet format of the gross estimated ultimate recoverable quantities in Bcf by formation and the total proposed lateral length of the completion for each proved undeveloped location as of December 31, 2012.

•     The rate/time plots (in Adobe PDF format) for each of the three largest proved developed producing wells and for each of the three largest proved undeveloped locations in the Marcellus Shale. Please ensure that the decline parameters, EURs and historical production and forecast projection are presented on the rate/time plots.

•     A base map denoting the location of each proved developed producing and nonproducing well and the offsetting proved undeveloped locations assigned in the Marcellus Shale as of December 31, 2012. Please annotate each well and location to denote its producing status and the proved EUR assigned to that well as of December 31, 2012. If you have assigned any proved undeveloped locations beyond one immediate offset to an existing proved developed well in the Marcellus Shale, please provide us with the evidence that established the reasonable certainty of economic producibility to the distances claimed as of December 31, 2012.

You may furnish these materials on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-628

Attn: John E. Hodgin

RESPONSE:

We acknowledge the Staff’s comment and we have provided the requested information in Annex E to the Supplemental Letter.

Securities and Exchange Commission

November 12, 2013

Determination of Gross Identified Drilling Locations, page 97

22.   Please expand your discussion to explain why you believe it appropriate to apply a risk factor to arrive at the total number of estimated future gross drilling locations. Include in your explanation the circumstances relating to the use of risk factors varying between 25% and 50% and why you believe it appropriate to sum risked and unrisked estimates into a single estimated number of future drilling locations.

RESPONSE:

We have revised the disclosure on page 97 of Submission No. 2 accordingly.

23.   Define the term “gross identified drilling location” both here and in the Glossary.

RESPONSE:

We have revised the disclosure on page 97 of Submission No. 2 to clarify that gross identified drilling locations are those drilling locations identified by management based on the criteria set forth on page 97. We have also included the definition of “gross identified drilling locations” in the glossary.

Major Customers, page 99

24.   You disclose here and on page 65 that sales to Sequent and Dominion represented 88%, and 12% of your total sales, respectively for the six months ended June 30, 2013 and that sales to Sequent accounted for 100% of your total sale for the year ended December 31, 2012. You also disclose that “[a]lthough a substantial portion of production is purchased by these major customers, [you] do not believe the loss of one or both customers would have a material adverse effect on [y]our business, as other customers or markets would be accessible to [you].” Please reconcile this statement with your disclosure in the first paragraph on page 32 that “[you] rely on Sequent to market and sell a substantial majority of [y]our gas on [y]our behalf, and the loss of Sequent may have a material adverse effect on [y]our results of operations and cash flow until [you] are able to engage a new gas marketer. The contract with Sequent expires in October 2014 and may be renewed for additional time.”

RESPONSE:

We acknowledge the Staff’s comment and we submit that we do not believe the loss of one or both of our customers would have a material adverse effect on our business because other customers and markets would be accessible to us. Accordingly, we have removed the disclosure that was previously included on page 33 of the Registration Statement.

Securities and Exchange Commission

November 12, 2013

Executive Compensation, page 113

Narrative Description to the Summary Compensation Table for the 2012 Fiscal Year, page 114

Annual Cash Bonus, page 114

25.   Please file the Rice Energy Management Bonus Plan as an exhibit. Please see Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:

We have filed the Rice Energy Management Bonus Plan as Exhibit 10.14 to Submission No. 2.

Long-Term Incentive Compensation, page 115

26.   Please provide us with your analysis as to why you have not deemed the REA Incentive Units to have been issued pursuant to an incentive plan or equity incentive plan as such terms are defined in Item 402(m)(5)(iii) of Regulation S-K. In your analysis, please include applicable references to FASB ASC Topic 718.

RESPONSE:

The REA Incentive Units were accounted for under FASB ASC Topic 710, rather than under FASB ASC Topic 718, because we have determined that these awards were more in the nature of a performance bonus or profit sharing arrangement than a substantive class of equity for accounting purposes. In making this determination, we considered all of the relevant characteristics of the awards, including among other things, the fact that the REA Incentive Units are heavily subordinated, have no voting rights, required no initial investment or risk of loss of initial capital, limited transferability rights exist, and provide for cash settlement. The statements of Mr. Joseph Ucuzoglu, Professional Accounting Fellow, Office of the Chief Accountant of the SEC, in his December 11, 2006 speech at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, support such a determination:

When making this determination, all relevant features of the special class must be considered. There are no bright lines or litmus tests. When few if any assets underlie the special class, or the holder’s claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put or call rights that may limit the employee’s downside risk or provide for cash settlement.

Consistent with our determination, we have not disclosed the 2012 REA Incentive Units as equity awards. Furthermore, although REA Incentive Units were granted in 2012, no amounts

Securities and Exchange Commission

November 12, 2013

under these awards were vested or earned in 2012 by the named executive officers and thus no amount was reportable in the Summary Compensation Table for 2012. In addition, we note that we are an emerging growth company under the Jumpstart our Business Startups Act and that no disclosure is required regarding any Grants of Plan-Based Awards at this time.

27.   You disclose that “[i]n connection with this offering, it is expected that the outstanding REA 2012 Incentive Units will be replicated as incentive units in Rice Holdings and NGP Holdings.” Please clarify who will be responsible for payments made under the REA Incentive Units prior to and subsequent to the transactions contemplated in this prospectus.

RESPONSE:

We acknowledge the Staff’s comment and we submit that no distributions are payable under the REA 2012 Incentive Units until a specified level of cumulative cash distributions, which relate to a liquidity event, has been received by the predecessor to NGP Holdings. If payments were made under these awards prior to the transactions contemplated in this prospectus they would be made by Rice Energy Appalachia, LLC. Subsequent to the transactions contemplated in this prospectus, NGP Holdings and Rice Holdings will become responsible for any such payments made upon a liquidity event.

28.   Please revise to disclose the “certain payout events” that will cause the vesting of the REA Incentive Units. Please also disclose the distribution priority specified in the REA LLC Agreement as it relates to distributions to the holders of the REA Incentive Units.

RESPONSE:

We have revised the disclosure on page 116 of Submission No. 2 accordingly.

29.   Please revise to disclose any material differences between the Legacy Tier II Units and the Legacy Tier III Units.

RESPONSE:

We have revised the disclosure on page 116 of Submission No. 2 accordingly.

Employment, Severance or Change in Control Agreements, page 116

30.   Please revise to disclose the events that would constitute a “change in control” under your Bonus Plan or a “Fundamental Change” in the REA LLC Agreement with respect to payments to which your named executive officers would be entitled.

RESPONSE:

We have revised the disclosure on page 117 of Submission No. 2 accordingly.

Securities and Exchange Commission

November 12, 2013

Principal and Selling Stockholders, page 117

31.   Please identify the selling stockholder in this section.

RESPONSE:

We have revised the disclosure on page 119 of Submission No. 2 accordingly.

32.   Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by NGP Holdings. Please see Item 507 of Regulation S-K and Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

We have revised the disclosure on page 120 of Submission No. 2 accordingly.

33.   Please revise this section to indicate the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the registrant or any of its predecessors or affiliates. Please see Item 507 of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 119 of Submission No. 2 to include a cross reference to “Certain Relationships and Related Party Transactions,” where we disclose the positions, offices and other material relationships which NGP Holdings has had with us, our predecessors or affiliates within the past three years.

34.   Please disclose the amount and percentage of your Class A Common Stock and voting power held by NGP Holdings both on the basis that the underwriters exercise the overallotment option, and on the basis that they do not exercise such option.

RESPONSE:

We have revised the disclosure on page 120 of Submission No. 2 accordingly.

Organizational Structure, page 119

35.   Please revise to describe the current ownership and organizational structure of Rice Drilling B, prior to the transactions contemplated in the prospectus. In your revised disclosure, please also discuss any arrangements or agreements that will be entered into in conjunction with the transition of ownership of Rice Drilling B from Rice Energy Appalachia LLC to Rice Energy Inc.

RESPONSE:

We have revised the disclosure to describe the current ownership and organizational structure of Rice Drilling B prior to the transactions contemplated in the prospectus. Please see

Securities and Exchange Commission

November 12, 2013

page 121 of Submission No. 2. In addition, we submit that we will describe and file any arrangements or agreements that will be entered into in connection with the transition of ownership of Rice Drilling B from Rice Energy Appalachia, LLC to Rice Energy Inc. in a subsequent filing of the Registration Statement, and we acknowledge that the Staff will need sufficient time to review such revised disclosure and exhibits.

36.   You disclose on page F-15 that Rice Drilling B’s other subsidiaries include Rice Drilling C, Rice Drilling D, RDB Real Estate and Blue Tiger Oilfield Services. In an appropriate place in your filing, please discuss the business done and intended to be done by your material subsidiaries or tell us why you believe this is unnecessary.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that each of Rice Drilling C, Rice Drilling D, RDB Real Estate and Blue Tiger Oilfield Services is a wholly owned subsidiary of Rice Drilling B and, as such, we do not believe that disclosure regarding the business done by such subsidiaries is meaningful to investors because the significant operations of Rice Drilling B are disclosed in the consolidated financial statements.

Certain Relationships and Related Party Transactions, page 122

37.   Please revise to describe any agreements that will be entered into in conjunction with the transition of ownership of Rice Drilling B from Rice Energy Appalachia LLC to Rice Energy Inc. Please also file any such agreement. Please see Items 404 and 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we submit that we will describe and file as exhibits any agreements that will be entered into in conjunction with the transition of ownership of Rice Drilling B from Rice Energy Appalachia LLC to Rice Energy Inc., and we acknowledge that the Staff will need sufficient time to review such revised disclosure and exhibits.

Securities and Exchange Commission

November 12, 2013

38.   Please revise this section to include NGP’s equity commitments as well as those related party transactions described on pages F-29 - F-30. Please also file these agreements as exhibits. Please see Items 404 and 601(b)(10) of Regulation S-K. Please also tell us whether the put right described at page F-15 will continue to be applicable after this offering.

RESPONSE:

We have revised the disclosure to describe NGP’s equity commitments during the past two years as well as the related party transactions described on pages F-22 and F-23 of Submission No. 2. Please see pages 124 and 125 of Submission No. 2.

With respect to the Staff’s request to file as exhibits the agreements governing the equity commitments of NGP and the related party note and working capital note described on pages F-22 and F-23 of Submission No. 2, we respectfully submit that, concurrent with the effectiveness of the Registration Statement, such agreements will be immaterial to us and as such are not required to be filed as exhibits under Item 601(b)(10). With respect to the equity commitments of NGP, we will have no continuing rights or obligations thereunder following the Offering. In addition, as indicated on pages F-22 and F-23 of Submission No. 2, each of the related party note and the related party working capital note were converted into equity in January 2012. Accordingly, as each of the noted agreements is immaterial in significance to us at the time of the effectiveness of the Registration Statement, we respectfully submit that such agreements need not be filed as exhibits to the Registration Statement.

Finally, we submit that the put right described on page F-8 will no longer be applicable following this offering and we have revised the disclosure on page 124 of Submission No. 2 accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements Introduction, page F-2

39.   In accordance with the terms of the Amended RDB LLC Agreement as disclosed on page 122, the Rice Owners will generally have the right to exchange their RDB Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, or, at Rice Drilling B’s election, cash in an amount equal to the “cash election value” of such Class A common stock. Please clarify if your pro forma financial statements include adjustments related to this agreement. If not, please include pro forma adjustments to reflect the range of scenarios under the exchange agreement. That is, provide pro forma adjustments to reflect (1) a 100% exchange of Units, and (2) zero exchange of Units, and the related effect to non-controlling interest. Please also quantify the number of pro forma common shares outstanding for each scenario and the weighted average Class A common shares outstanding for the earnings per share calculations. If you believe no pro forma adjustments are necessary, please explain why.

RESPONSE:

Securities and Exchange Commission

November 12, 2013

We acknowledge the Staff’s comment and we respectfully submit that, as disclosed in Submission No. 2, we will only have one class of common stock outstanding upon completion of this offering. As a result, the Rice Owners will no longer have the right to exchange shares of one class for shares of another class. Furthermore, we have removed the pro forma financial statements related to such exchange from Submission No. 2.

Rice Drilling B LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Supplemental Information on Gas-Producing Activities (Unaudited), page F-22

Revision of Previous Estimates, page F-23

40.   You disclose that your independent petroleum engineers reviewed your net gas and liquid hydrocarbon proved reserves as of December 31, 2012 and that the information presented represents estimates of proved natural gas and oil reserves. As you have not disclosed any proved oil or liquid hydrocarbon reserves, please amend your filing to remove such references.

RESPONSE:

We have revised the disclosure on page F-16 of Submission No. 2 accordingly.

41.   Please reconcile and amend as appropriate the disclosure on page F-23 which states the information presented represents estimates of reserves prepared by company engineers and audited by Netherland, Sewell and Associates, Inc. (NSAI) with the disclosure elsewhere on pages 95 and 96 which state the reserve estimates included in the prospectus were based on evaluations independently prepared by the petroleum engineering firms of NSAI and Wright & Company.

RESPONSE:

We have revised the disclosure on page F-16 of Submission No. 2 accordingly.

42.   The independent petroleum engineers reports, filed as Exhibits 99.1-99.4, disclose the Company requested that the reports exclude the cost of abandoning the properties. Please advise or revise the future development costs used in calculating the standardized measure of discounted future net cash flows disclosed on pages F-24 and F-26 to incorporate the costs of abandoning the properties including such costs relating to your future proved undeveloped locations. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

RESPONSE:

We acknowledge the Staff’s comment and we submit that we have not included the abandonment costs in the reserve reports filed as Exhibits 99.1-99.6. Our costs to plug and

Securities and Exchange Commission

November 12, 2013

abandon our wells are estimated at approximately $40,000 per well. We are supplementally providing as Annex F to the Supplement Letter a schedule disclosing the timing, abandonment cost and present value of the abandonment costs for each of our proved developed producing wells and proved undeveloped locations. Net to us, the present value of our abandonment costs at December 31, 2012 was $84,072, which represents 0.082% of our standardized measure of discounted future net cash flows. Net to our Marcellus joint venture, the present value of its abandonment costs at December 31, 2012 was $30,934, which represents 0.044% of our share of the Marcellus joint venture’s standardized measure of discounted future net cash flows.

Inclusion of the cost of abandoning the properties will result in a less than 0.1% change in the standardized measure and, as a result we do not believe revised reserve reports to reflect such change would be meaningful to investors. We have, however, revised the disclosure on pages F-17 and F-19 to incorporate the costs of abandoning the properties in our standardized measure calculations.

Note 12 - Incentive Units, page F-37

43.   We note from your disclosure here and within the Rice Drilling B LLC interim financial statements, that no payments have been made and that you have not recognized compensation cost on the incentive units because the payment conditions, which relate to a liquidity event, are not considered probable. Please tell us if the payment conditions for the incentive units will be impacted by the transactions contemplated in this Prospectus.

RESPONSE:

We acknowledge the Staff’s comment and we submit that the payment conditions for the incentive units will not be impacted by the transactions contemplated in this prospectus other than by replicating the existing incentive unit structure in NGP Holdings and Rice Holdings.

In addition, we note that we have revised the disclosure on page 116 of Submission No. 2 to describe the nature of the incentive units. As disclosed, the holder of the incentive units receives no economic value until specified cash return levels are achieved, which represents a performance condition. The transactions contemplated in Submission No. 2, including the consummation of the offering, will not result in such cash return levels being achieved. Because the performance condition is contingent upon a liquidity event that has not yet occurred, nor will have occurred as a result of the transactions contemplated in Submission No. 2, we have concluded that it is not probable that the performance condition has been met. Accordingly, no compensation expense has been recognized to date, nor will any compensation expense be recognized as a result of the transactions contemplated in Submission No. 2.

Securities and Exchange Commission

November 12, 2013

Countrywide Energy Services, LLC

Financial Statements

General

44.   We note you provided 2011 financial statements only for the period from May 9, 2011, which represented Rice Drilling B’s purchase date of 50% membership interest in Countrywide Energy Services, to December 31, 2011, rather than for the entire fiscal year. Tell us whether the purchase of Countrywide Energy Services equity method investment was significant under Rule 3-05 of Regulation S-X such that the investee’s financial statements for periods prior to acquisition would be required. If determined to be significant, you may limit your presentation of additional financial statements for Countrywide Energy Services to include only the missing 2011 period from January 1, 2011 to May 8, 2011, but not periods prior to 2011.

RESPONSE:

We acknowledge the Staff’s comment and we submit that the purchase of Countrywide Energy Services equity method investment on May 9, 2011 was not significant under Rule 3-05 of Regulation S-X. The results of the significance tests are included below as of and for the year ended December 31, 2010:

Asset Test	0.27%
Investment Test	0.50%
Income Test	2.62%

As such, we have determined that the investee’s financial statements for periods prior to acquisition would not be required.

Exhibits

45.   Please provide your analysis with respect to whether you are required to file as exhibits to your filing any of your gas transportation agreements. Please refer to Item 601(b)(10) of Regulation S-K. In that regard, we note your disclosure at page 25 regarding insufficient takeaway capacity in the Appalachian Basin.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that our gas transportation agreements have been entered into in the ordinary course of our business. While there are risks associated with insufficient takeaway capacity generally as disclosed on page 27 of Submission No. 2, we are not substantially dependent upon any one of our three gas transportation agreements. We believe that we can replicate the arrangements under our existing gas transportation agreements with other third parties in the event that any of these agreements are terminated and, for these reasons, we do not believe such agreements are material contracts under Item 601(b)(10). In light of the foregoing, we do not believe that our gas transportation agreements are required to be filed as exhibits to the Registration Statement.

Securities and Exchange Commission

November 12, 2013

46.   Please file the following agreements, or tell us why you do not believe that you are required to file them:

•	the Limited Liability Company Agreement of Rice Energy Appalachia, LLC;

•	the agreement pursuant to which you reimburse Rice Partners for expenses incurred on your behalf; and

•	your Marcellus Joint Venture Agreements.

RESPONSE:

With respect to the Staff’s request that we file the Limited Liability Company Agreement of Rice Energy Appalachia, LLC, we respectfully submit that we and our subsidiaries are not party to this agreement and do not have a beneficial interest in such agreement. Pursuant to Item 601(b)(10)(i), only contracts as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest are required to be filed. As a result, we do not believe such agreement is required to be filed as an exhibit to the Registration Statement.

With respect to the Staff’s request that we file the agreement pursuant to which Rice Drilling B reimburses Rice Partners for expenses incurred on its behalf, we respectfully submit that this agreement will be terminated prior to completion of this offering and all expenses of Rice Partners will be borne by Rice Partners going forward. We have revised our disclosure to clarify that we intend to terminate this agreement prior to completion of this offering. Please see page 124 of Submission No. 2.

Finally, with respect to the Staff’s request that we file the Marcellus joint venture agreements, we submit that we will undertake to file such agreements with a subsequent filing of the Registration Statement, and we acknowledge that the Staff will need sufficient time to review such exhibits. Please see page II-5 of Submission No. 2.

*        *        *         *        *

Securities and Exchange Commission

November 12, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

RICE ENERGY INC.

By:	/s/ James W. Rogers
Name:	James W. Rogers
Title:	Vice President, Chief Accounting & Administrative Officer, Treasurer

Enclosures

cc:	Angie Kim (U.S. Securities and Exchange Commission)
Mark Wojciechowski (U.S. Securities and Exchange Commission)
Lily Dang (U.S. Securities and Exchange Commission)
John Hodgin (U.S. Securities and Exchange Commission)
Daniel J. Rice IV (Rice Energy Inc.)
Grayson T. Lisenby (Rice Energy Inc.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Matthew R. Pacey (Vinson & Elkins L.L.P.)
Gerald M. Spedale (Baker Botts L.L.P.)
Jason A. Rocha (Baker Botts L.L.P.)